Husqvarna AB (publ) 082-34966

Husqvarna

1(1)

Press release

Stockholm, 30 January 2007

07020913

SUPPL

Final agreement for acquisition of Komatsu Zenoah's outdoor-products operation

Husqvarna has today signed a final agreement with Komatsu Zenoah Co. regarding acquisition of the outdoor power products operation within Komatsu Zenoah Co.

The acquisition is expected to be completed in the beginning of April 2007 subject to approval by the relevant authorities. The operation will be consolidated in the Group's accounts within Professional Products. The purchase price is approximately JPY 18.2 billion (approximately USD 155m) on a debt-free basis.

Komatsu Zenoah is a leading producer of portable outdoor power products and is the market leader in Japan. The outdoor-product range comprises mainly brush cutters, chainsaws, trimmers and blowers. Sales for this operation in the fiscal year ending 31 March, 2006 amounted to approximately JPY 19 billion (approximately USD 170m), of which about half were in Japan. The number of employees was approximately 700. Production is based in Japan and China.

For more information, please contact Åsa Stenqvist, Senior Vice President, Corporate Communications and Investor Relations, tel. +46 8 738 64 94

Husqvarna is the world's largest producer of lawn mowers, chainsaws and portable petrol-powered garden equipment such as trimmers and blowers. The Group is also a world leader in diamond tools and cutting equipment for the construction and stone industries. Net sales in 2005 were SEK 28.8 billion and the average number of employees was 11,700.

Address	Visiting address	Telephone	Fax	Reg. No.	Web site
Husqvarna AB (publ) SE-104 25 Stockholm Sweden	S:t Göransgatan 143	+46-3614 65 00	+46-88739 64 50	556000-5331	www.husqvarna.com

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